Exhibit 19

INSIDER TRADING POLICY

The Board of Directors of AMREP Corporation (“AMREP,” and including its direct and indirect subsidiaries, the “Company”) has adopted this Insider Trading Policy for our directors, officers, employees and consultants with respect to the trading of securities of AMREP, as well as the securities of publicly traded companies with whom the Company has a business relationship.

Federal and state securities laws prohibit the purchase or sale of AMREP’s securities by persons who are aware of material information about the Company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by Company personnel.

It is important to understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is the obligation of each person subject to this policy to understand and comply with this policy. Any questions regarding this policy should be directed to the General Counsel of AMREP.

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations include (1) imprisonment for up to 25 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If AMREP fails to take appropriate steps to prevent illegal insider trading, AMREP may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to AMREP’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this policy may also subject such person to Company-imposed sanctions, including dismissal for cause, whether or not the failure to comply with this policy results in a violation of law.

Scope of Policy

Persons Covered. This policy applies to all directors, officers (which for purposes of this policy includes executive officers and other employees of the Company with the title of Vice President or above), employees and consultants of the Company, all of their family members who share the same address as, or who are financially dependent on, them and all corporations, partnerships, trusts and other entities owned or controlled by any such directors, officers or family members (collectively, “Covered Persons”). Each such director, officer, employee or consultant is responsible for making sure that the purchase or sale of any security covered by this policy by any of their Covered Persons complies with this policy.

Companies Covered. The prohibition on insider trading in this policy is not limited to trading in AMREP’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). This policy’s trading restrictions generally do not apply to the exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

Statement of Policy

No Trading on Inside Information. A Covered Person may not trade in the securities of AMREP, directly or through family members or other persons or entities, if they are aware of material nonpublic information relating to the Company. Similarly, a Covered Person may not trade in the securities of any other company if they are aware of material nonpublic information about that company which was obtained in the course of such person’s relationship with the Company.

No Tipping. A Covered Person may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when they are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though such Covered Person did not trade and did not gain any benefit from another’s trading.

Definition of Material Nonpublic Information

Note that inside information has two important elements - materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	Projections of future earnings or losses or other earnings guidance.
●	Earnings that are inconsistent with the consensus expectations of the investment community.

●	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
●	A significant change in senior management.
●	Major events regarding AMREP’s securities, including the declaration of a stock split or the offering of additional securities.
●	Severe financial liquidity problems.
●	Actual or threatened major litigation, or the resolution of such litigation.
●	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the end of the second full trading day after the information is released. For example, if AMREP announces financial earnings before trading begins on a Tuesday, the first time a Covered Person can buy or sell AMREP’s securities is the opening of the market on Thursday (assuming such person is not aware of other material nonpublic information at that time). However, if AMREP announces earnings after trading begins on that Tuesday, the first time a Covered Person can buy or sell AMREP’s securities is the opening of the market on Friday.

Pre-Clearance Procedures

All directors and officers of the Company, all of their family members who share the same address as, or who are financially dependent on, them and all corporations, partnerships, trusts and other entities owned or controlled by any such directors, officers or family members (collectively, “Directors and Officers”) may not engage in any transaction involving AMREP’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Chief Financial Officer or General Counsel of AMREP (each, the “compliance officer”). A request for pre-clearance should be submitted to the compliance officer at least two business days in advance of the proposed transaction. The compliance officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. The compliance officer himself or herself may not trade in AMREP’s securities unless the Chairman of the Board of Directors of AMREP has approved the trade(s) in accordance with the procedures set forth in this policy.

Blackout Procedures

In addition to the restrictions on the purchase or sale of AMREP’s securities if a Covered Person has material non-public information about the Company, all directors, officers and Additional Persons of the Company, all of their family members who share the same address as, or who are financially dependent on, them and all corporations, partnerships, trusts and other entities owned or controlled by any such directors, officers, Additional Persons or family members (collectively, “Blackout Covered Persons”) are subject to the following blackout procedures. For purposes of this Policy, “Additional Persons” means (i) all employees and consultants of the Company who have access to material, nonpublic information about the Company or any of its significant operations, including information relating to the revenues, income or earnings of the Company and (ii) such other employees and consultants of the Company as are designated from time to time by the Board or the Chief Financial Officer or General Counsel of AMREP as being subject to these blackout procedures.

Quarterly Blackout Periods. AMREP’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for AMREP’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, Blackout Covered Persons may not trade in AMREP’s securities during the period beginning at the end of the quarter and ending after the second full business day following the release of AMREP’s earnings for that quarter.

Event-Specific Blackouts. AMREP may on occasion issue potentially material information by means of a press release, filing on Form 8-K with the SEC or other means designed to achieve widespread dissemination of the information. Blackout Covered Persons should anticipate that trading will be blacked out while AMREP is in the process of assembling the information to be released and until the second full business day following release of the information.

From time to time, an event may occur that is material to the Company and is known by only a few directors or officers. So long as the event remains material and nonpublic, Blackout Covered Persons may not trade in AMREP’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a Blackout Covered Person requests permission to trade in AMREP’s securities during an event-specific blackout pursuant to the pre-clearance procedures described above, the compliance officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

Exceptions

Hardship Exceptions During Quarterly Blackout Periods. A Blackout Covered Person who has an unexpected and urgent need to sell AMREP’s securities in order to generate cash may, in appropriate circumstances, be permitted to sell AMREP’s securities during a quarterly blackout period. Hardship exceptions may be granted only by the compliance officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if (a) the compliance officer concludes that AMREP’s earnings information for the applicable quarter does not constitute material nonpublic information and (b) the Blackout Covered Person otherwise complies with this policy. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

Exception for Approved 10b5-1 Plans. Trades by Covered Persons in AMREP’s securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this policy, including the restrictions set forth above relating to pre-clearance procedures and blackout periods. The Company requires that all Rule 10b5-1 plans be approved in writing in advance by the compliance officer. Rule 10b5-1 plans generally may not be adopted during a blackout period and may only be adopted before the person adopting the plan is aware of material nonpublic information.

PLEASE NOTE THAT THE COMPANY CANNOT GUARANTEE AND MAKES NO REPRESENTATION THAT CONTRACTS, INSTRUCTIONS OR PLANS INTENDED OR DESIGNED TO TAKE ADVANTAGE OF RULE 10b5-1 WILL PREVENT CIVIL OR CRIMINAL LIABILITY UNDER STATE OR FEDERAL INSIDER TRADING LAWS. RULE 10b5-1 PURPORTS TO PROTECT INSIDERS FROM FEDERAL INSIDER TRADING LIABILITY WHEN PURCHASES AND SALES ARE MADE PURSUANT TO CONTRACTS, INSTRUCTIONS OR PLANS THAT COMPLY WITH SUCH RULE. CERTAIN STATE AND OTHER JURISDICTIONS DO NOT PROVIDE SUCH PROTECTION, EVEN THOUGH THE PROTECTION MAY BE AVAILABLE ON THE UNITED STATES FEDERAL LEVEL. PERSONS ELECTING TO PURCHASE OR SELL SECURITIES PURSUANT TO THESE PLANS DO SO AT THEIR OWN RISK.

Additional Restrictions

The Company considers it improper and inappropriate for Covered Persons to engage in short-term or speculative transactions in AMREP’s securities or in other transactions in AMREP’s securities that may lead to inadvertent violations of the insider trading laws.

Accordingly, all Covered Persons are subject to the following additional restrictions.

●	Standing Orders. Other than pursuant to an approved 10b5-1 plan, (a) standing orders should be used only for a very brief period of time as a standing order placed with a broker to sell or purchase stock at a specified price leaves a Covered Person with no control over the timing of the transaction; and (b) a standing order transaction executed by the broker when a Covered Person is aware of material nonpublic information may result in unlawful insider trading.
●	Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without the consent of a Covered Person by the broker if the Covered Person fails to meet a margin call or by the lender in foreclosure if the Covered Person defaults on the loan. Because a margin or foreclosure sale may occur at a time when a Covered Person is aware of material nonpublic information or otherwise is not permitted to trade in AMREP’s securities, a Covered Person is prohibited from holding AMREP’s securities in a margin account or pledging AMREP’s securities as collateral for a loan.

●	Managed Accounts. If a Covered Person has a managed account (where another person has been given discretion or authority to trade without the Covered Person’s prior approval), the Covered Person should advise their broker or investment advisor not to trade in AMREP’s securities at any time and minimize trading in securities of companies in industries similar to the Company. This restriction does not apply to investments in publicly available mutual funds.
●	Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in AMREP’s securities and limit or eliminate a Covered Person’s ability to profit from an increase in the value of AMREP’s securities. These transactions allow a Covered Person to continue to own AMREP’s securities, but without the full risks and rewards of ownership. When that occurs, the holder of the securities may not have the same objectives as AMREP’s other security holders. Therefore, a Covered Person is prohibited from engaging in any hedging or monetization transactions involving AMREP’s securities.
●	Internet Chat-Rooms. Covered Persons are not permitted to participate in internet “chat-rooms” (or similar activities) in which the Company, its business or its stock is discussed.

In addition, all Directors and Officers are subject to the following additional restrictions.

●	Short Sales. Directors and Officers may not engage in short sales of AMREP’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).
●	Publicly Traded Options. Directors and Officers may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market involving AMREP’s securities.

Post-Termination Transactions

This policy continues to apply to a Covered Person’s transactions in AMREP’s securities even after they have terminated employment or other services to the Company as follows: (a) if a Covered Person is aware of material nonpublic information when their employment or service relationship terminates, the Covered Person may not trade in AMREP’s securities until that information has become public or is no longer material or (b) if a Covered Person is subject to any “blackout period” that is applicable to their transactions when their employment or service relationship terminates, the blackout procedures set forth in this policy will cease to apply to such Covered Person’s transactions in AMREP’s securities upon the expiration of such “blackout period.”

Unauthorized Disclosure

Maintaining the confidentiality of information about the Company is essential for competitive, security and other business reasons, as well as to comply with securities laws. Covered Persons should treat all information they learn about the Company or its business plans in connection with their employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose AMREP and any Covered Person making such disclosure to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to any Covered Person making such disclosure, AMREP and its management. Accordingly, it is important that responses to inquiries about the Company by the media, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

Please consult the Information Disclosure Policy for more details regarding the Company’s policy on speaking to the media, financial analysts and investors.

Personal Responsibility

The ultimate responsibility for adhering to this policy and avoiding improper trading rests with each Covered Person. If a Covered Person violates this policy, the Company may take disciplinary action, including dismissal for cause.

Company Assistance

Compliance with this policy is of the utmost importance. Any questions about this policy or its application to any proposed transaction should be directed to the General Counsel of AMREP.